Exhibit 99.1

A2Z CUST2MATE SOLUTIONS CORP.

Investor Presentation — September 2026

IMPORTANT NOTICE

Forward-Looking Statements

All content, including text, graphics, images, and information, contained in or available through this presentation is for general information purposes only. Opinions and estimates offered constitute our judgment and are subject to change without notice, as are statements of financial market trends, which are based on current market conditions. We believe the information provided here is reliable, but we do not warrant its accuracy or completeness. This material is not intended as an offer or solicitation for the purchase or sale of any financial instrument. The views and strategies described herein may not be suitable for all investors. This material has been prepared for informational purposes only, and it is not intended to provide, and should not be relied on for, accounting, legal, tax advice, or investment matters. Readers are advised and encouraged to consult their own professional advisers for confirmation of the facts and to seek contrary opinions.

A2Z Cust2Mate Solutions Corp. ("A2Z" or the "Company") cautions that certain statements in this presentation are forward-looking statements. All statements, other than statements of historical facts, contained in this presentation, including statements regarding the Company's future results of operations or financial condition, prospects, business strategy and plans, and objectives of management for future operations, the success of sales and marketing efforts, the extent of market acceptance for the Company's products and services, the Company's ability to develop and bring to market new or enhanced products, the Company's international ventures, and regulatory environment and continuing uncertainty in the global economic environment, are forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The words "believe," "will," "may," "estimate," "continue," "projection", "anticipate," "intend," "should," "plan," "expect," "predict," "could," "potentially," or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors. The forward-looking statements contained in this presentation speak only as of the date the statements are made and are based on information available to the company at that time and/or management's good faith. A2Z assume no obligation to update forward-looking statements to reflect actual performance or results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. Accordingly, investors should not put undue reliance on any forward-looking statements.

Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, those indicated in our filings with the U.S. Securities and Exchange Commission (the "SEC"), including our annual report for the year ended December 31, 2025, and as supplemented by subsequent reports on Form 6-K.

The Company files annual and other reports with the SEC. You may obtain these documents for free by visiting EDGAR on the SEC's website at www.sec.gov.

Any discussion or forecast contained in this presentation regarding past or proposed outcomes is solely for illustrative purposes and should not be relied upon as a guarantee or indication of future outcomes, industry trends, financial performance, development, executional or growth performance. The actual results and trends may vary and are subject to a variety of factors, including market conditions, competition, regulatory changes, and other unforeseen circumstances. The forward-looking statements contained in this presentation are based on management's good faith and assumptions made at the time of the statement, and A2Z and Cust2Mate assume no obligation to update or revise any forward-looking statements, except as required by applicable securities laws. Investors are cautioned not to rely excessively on any forward-looking statements and should consult their own professional advisers for advice on the specific facts and circumstances of their investment decisions.

THE OPPORTUNITY

A2Z Sits at the Intersection of Three Large, Fast-Growing Markets

Smart Shopping Carts

$10B+

by 2030 · CAGR ~27%

Retail Media Advertising

$175B

Global Spend in 2025 · CAGR ~10%

Retail Data Monetization

$20B

by 2033 · CAGR ~19%

Sources: Global Smart Shopping Cart Market. June 2024, 360i Research. | Global Retail Media Market 2025 = $175B (CAGR ~10%) World Advertising Research Center (WARC) and GroupM, Retail Media Ad Spending Forecast 2024 | The global Retail Data Monetization Platform market was valued at USD 4.8 billion and is projected to grow at a CAGR of 19.2% between 2025 and 2033, reaching an estimated USD 20.3 billion by 2033. by Growth Market Reports

A Recurring-Revenue Model With a Flywheel Effect

01

Smart Cart Subscription

Multi-year, per-cart recurring fee covering hardware, software, updates, deployment and support

02

Retail Media Revenue Share

Share of in-store advertising income sold to brands and third-party advertisers via the cart network

03

Data & Insights Licensing

Subscription and project-based access to anonymized shopper analytics for retailers, brands and partners

The Flywheel

Every new deployment expands A2Z's connected footprint — more carts drive more shopper engagement and data, which increases retail media and insights monetization per cart, funding further deployment and reinforcing the backlog-to-revenue conversion described further on in the presentation.

THE PLATFORM

One Connected Platform, Three Monetizable Solutions

SHOPMATE

Shopper Engagement

Retrofit smart cart replacing self-checkout with guided navigation, personalization and loss-prevention. Basket size up to 150% higher than standard carts(*).

MEDIAMATE

In-Store Retail Media

Turns the smart cart into a measurable advertising channel — targeted campaigns at the point of decision, with closed-loop attribution to sales.

INSIGHTMATE

Data & Intelligence

Converts in-store shopper behavior into licensable analytics for retailers, brands and CPGs — merchandising, layout and promotion decisions.

Retrofit architecture — upgrades existing cart fleets without replacing carts, enabling fast, capital-light chain-wide rollout (a store can be retrofitted in a day).

(*) Source: A2Z data from deployed carts.

Retrofit Hardware, Engineered for the Retail Floor



The ShopMate Smart Cart — a standard cart fleet retrofitted with a detachable SmartPanel



13.3" detachable SmartPanel



In the aisle: guided, connected shopping

Retrofit by design —	Clips onto existing cart fleets — no new carts to purchase or store to redesign
13.3" touchscreen —	Large, ergonomic SmartPanel for shopping, personalized contextual offers and ads, and on-cart checkout
Built for the floor —	Smaller, lighter, durable and serviceable hardware, designed around charging and daily fleet maintenance
Connected journey —	Loyalty, shopping lists, offers, retail media and computer-vision security run on one connected unit

Built for Loss Prevention and Rapid, High-Volume Rollout

AI-POWERED SECURITY & LOSS PREVENTION

- Computer vision identifies items and cart contents in real time, validating what is scanned against what is placed in the cart
- Weight-sensor validation cross-checks basket contents to catch scanning errors and intentional under-ringing
- Multi-sensor data fusion + AI anomaly detection flags suspicious behavior instantly, without slowing the shopper down
- Secure, on-cart checkout with built-in payment validation reduces reliance on staffed lanes

MANUFACTURING & DEPLOYMENT SCALE

- Dedicated China manufacturing facility came online in Q2 2026, materially increasing delivery capacity and underpinning the 10,000-cart year-end target
- Retrofit architecture upgrades existing cart fleets — a store can be retrofitted in about a day, with no cart replacement required
- Mass-production and supply-chain capacity purpose-built for chain-wide, high-volume rollouts rather than one-off pilots
- Centralized platform management supports operations across multiple stores

INVESTMENT SNAPSHOT(*)

A Growth Inflection, Backed by a Large Order Book

Q2 2026 REVENUE	GROSS MARGIN	CONTRACTED ORDER BOOK	CARTS DELIVERED
$5.9M	**42.6%**	**>$195M**	**3,350+**
+409% YoY · +78% QoQ	vs. 23.3% in Q2 2025	~19,000 carts scheduled through 2027	To a growing number of retail clients

CASH + FINANCIAL ASSETS	H2 2026 GUIDANCE	SHARE BUY-BACK PROGRAM	SHARES OUTSTANDING
$43.4M	**$25M**	**$20M**	**~44.0M**
Plus undrawn Bank Leumi facility	Smart Cart revenue weighted to Q4	$5.8M of shares repurchased as of June 30, 2026	As of September 1, 2026

(*) as of June 30, 2026, unless otherwise indicated

2026 OUTLOOK

Management's Reaffirmed Full-Year Targets

10,000

Smart Carts scheduled to be delivered (cumulative) by year-end 2026

vs. 3,350 delivered as of June 30, 2026

$25M

Smart Cart revenue projected for H2 2026

weighted to Q4 benefiting from new China manufacturing capacity

19,000+

Carts scheduled for delivery by end of 2027

based on existing purchase orders and contracted backlog

Figures are Company guidance and targets, not guarantees of future performance. See Forward-Looking Statements.

Increasing Revenues Over Time


Revenue Trend ($M)
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2.8
5.9
3.3
25.0
H2 2025
H1 2026A
H2 2026E
Q1 2026
Q2 2026
H2 2026E


Gross Margin %
55.0%
45.0%
35.0%
25.0%
15.0%
5.0%
-5.0%
17.6%
4.2%
42.6%
2025
Q1 2026
Q2 2026

H1 2026 vs H2 2025

Revenue: $9.2M vs $2.7M

Net loss: $15.6M vs $19.3M - narrowing as revenue scales

Q2 2026 vs Q2 2025

Revenue: $5.9M vs $1.2M

Net loss: $7.3M vs $12.6M - narrowing as revenue scales

Cost actions: ~$600k per month cost savings commencing in Q4 2026 (~$7 million annualized)

Backlog Provides Multi-Year Revenue Visibility


Cumulative Smart Carts Delivered (units)
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1,500
2,500
3,350
10,000
19,000
Thru 2025
Q1 2026
Q2 2026
YE 2026 Target
2027 Scheduled

3,350+ carts already delivered · Each cart will generate recurring subscription, retail media and data revenue. The backlog is the expected upside on top of an already-earning base.

>$195M

Total contracted orders, ~19,000 carts scheduled for delivery through 2027

Up to 250

Smart carts per store; contract terms typically 36–60 months

~$84M

Sapir Group order value alone, after an August 2026 follow-on order expanded its commitment from 3,000 to 7,000 carts

Robust Liquidity Supports Scaled Deployment

As of June 30, 2026

Treasury (C&CE+ liquid investments)	**$43.4M**
Restricted cash	**$3.9M**
Available working capital credit facility (Bank Leumi)	**$30M**

Capital Discipline Actions

- $30M+ Bank Leumi credit facility funds inventory & production scale-up ($2.2M used to date)
- ~$600k per month cost savings commencing in Q4 (~$7 million annualized)
- $20M share buy-back program in place— 919K shares repurchased for $5.8 million as of June 30, 2026; shares outstanding now approximates ~44.0 million

Capital Structure (Sept 1, 2026)

Item	Amount
Common shares outstanding	**44,086,467**
Warrants (WAEP ~$9.23)	**511,476**
Options and RSUs	**4,786,837**

Share count reflects continued reductions under the $20M buy-back program.

Ownership Notes

Institutional base includes the following(*):

- *Luxor Capital Group, LP*
- *Shay Capital LLC*
- *Weybosset Research & Management LLC*
- *Garnet Equity Capital Holdings, Inc.*
- *IHT Wealth Management, LLC*
  J. Goldman & Co LP
- *Cable Car Capital, LP*
- *Clal Insurance Enterprises Holdings Ltd*

(*) Source: Nasdaq.com

INVESTMENT THESIS

Why A2Z, Why Now

Large, underpenetrated market

$10B+ smart cart market growing ~27% CAGR, layered with $175B retail media and $20B+ data monetization opportunities

Backlog gives revenue visibility

>$195M contracted, ~19,000 carts scheduled through 2027 — well ahead of current run-rate

Differentiated architecture

Retrofit, detachable smart-panel approach is currently largely unmatched among full-cart competitors

Recurring, compounding model

Multi-year subscriptions plus retail media and data monetization create a flywheel as the installed base grows

Funded for the rollout

$43.4M in cash and financial assets, plus a non-dilutive $30M+ Bank Leumi facility and active cost discipline

Inflecting financials

Revenue up 409% YoY in Q2 2026; gross margin nearly doubled YoY to 42.6%; net loss narrowing as scale builds

Thank You

INVESTOR RELATIONS

John Gildea, VP of Corporate Communications
john@a2zas.com

MEDIA / PRESS

A2Z Mediaroom · pr@a2zas.com

Nasdaq: AZ · www.cust2mate.com